

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

<u>Via E-mail</u>
Niraj Shah
Chief Executive Officer
Wayfair Inc.
177 Huntington Avenue, Suite 6000
Boston, MA 02115

      Re: Wayfair Inc.
              Amendment 1 to Registration Statement on Form S-1
              Filed September 19, 2014
              File No. 333-198171

Dear Mr. Shah:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 46</u>

1. It appears that you do not have a current specific plan for a significant portion of the proceeds from this offering. Please revise your disclosure to so state and discuss the principal reasons for the offering.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

                      Sincerely,

                      /s/ Lilyanna Peyser for

                      Mara L. Ransom
                      Assistant Director